UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(AMENDMENT NO. __)*

WORLDS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98159J101

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98159J101	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Christopher J. Coghlin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,700,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,700,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.47%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98159J101	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Kimberly Coghlin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,700,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,700,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.47%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98159J101	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer: Worlds Inc.

(b)	Address of Issuer’s Principal Executive Offices: 11 Royal Road, Brookline, MA 02445

Item 2.

(a)	Name of Person Filing: (1) Christopher J. Coghlin (2) Kimberly Coghlin

(b)	Address of the Principal Office or, if None, Residence: Both reporting persons may be contacted at 27 Otis Street, Westborough, MA 01581

(c)	Citizenship: (1) U.S. citizen (2) U.S. citizen

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 98159J101

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: (1) 2,700,000 shares of common stock (2) 2,700,000 shares of common stock

(b)	Percent of class: (1) 5.47% (2) 5.47%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: (1) no shares of common stock (2) no shares of common stock

	(ii)	Shared power to vote or to direct the vote: 2,700,000

	(iii)	Sole power to dispose or to direct the disposition of: (1) no shares of common stock (2) no shares of common stock

	(iv)	Shared power to dispose or to direct the disposition of: 2,700,000

CUSIP No. 98159J101	13G	Page 5 of 6 Pages

Item 5.  Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.  Ownership of more than Five Percent on Behalf of Another Person:

None.

Item 7.  Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 98159J101	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2018

/s/ Christopher J. Coghlin

__________________________

Christopher J. Coghlin

Dated: May 21, 2018

/s/ Kimberly Coghlin

__________________________

Kimberly Coghlin

Exhibit Index

Exhibit 1 Joint Filing Agreement